UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 16, 2003

KeyCorp

(Exact name of registrant as specified in charter)

Ohio	0-850	34-6542451
(State or other jurisdiction of incorporation)	Commission File Number	(I.R.S. Employer Identification No.)
127 Public Square, Cleveland, Ohio		44114-1306
(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code: (216) 689-6300

Item 7. Financial Statements and Exhibits

(c) Exhibits

99.1	The Registrant's October 16, 2003, press release announcing its earnings results for the three- and nine-month periods ended September 30, 2003.

Item 12. Results of Operations and Financial Condition

On October 16, 2003, the Registrant conducted a conference call/webcast to discuss its quarterly earnings and currently anticipated earnings trends. The slide presentation reviewed by the Registrant in the conference call/webcast follows as Annex A to this Item 12.

On October 16, 2003, the Registrant issued a press release announcing its earnings results for the three- and nine-month periods ended September 30, 2003. This press release, dated October 16, 2003, is attached as Exhibit 99.1 to this report.

Third Quarter 2003 Review

October 16, 2003

Speakers: Henry Meyer
Jeff Weeden

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 FORWARD-LOOKING STATEMENT DISCLOSURE

The conference call and discussion, including related questions and answers, and presentation materials, contain forward-looking statements about issues like anticipated fourth quarter and full-year 2003 earnings, anticipated level of net loan charge-offs and nonperforming assets and anticipated improvement in profitability and competitiveness. Forward-looking statements by their nature are subject to assumptions, risks and uncertainties. Actual results could differ materially from those contained in or implied by such forward-looking statements for a variety of factors including: changes in interest rates; continued weakness in the economy, which could materially impact credit quality trends and the ability to generate loans; failure of the capital markets to function consistent with customary levels; delay in or inability to execute strategic initiatives designed to grow revenues and/or manage expenses; consummation of significant business combinations or divestitures; new legal obligations or restrictions or unfavorable resolution of litigation; further disruption in the economy or the general business climate as a result of terrorist activities or military actions; and changes in accounting, tax or regulatory practices or requirements.

Strategic Overview

- Challenging revenue environment
- Improved asset quality
- Growth in core deposits
- Continued focus on expenses
- Completed NewBridge acquisition
- Board authorized repurchase of 25 million shares

Financial Summary - 3Q03

- EPS of $0.53
- Noninterest income up $29 mill. from 2Q03
- Average core deposits up annualized 8%
- Net charge-offs and NPLs down
- Repurchased 2.5 million shares

Net Interest Margin (TE)


4.50%
4.25%
4.00%
3.75%
3.50%
3.25%
3.00%
3.68%
3.68%
3.68%
3.71%
3.63%
3.77%
3.85%
3.98%
3.93%
3.98%
3.99%
3.98%
3.86%
3.85%
3.81%
3.73%
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
KEY
Peer Median S&P Regional & Diversified Bank Indices

Net Interest Margin (TE)

2Q03 vs. 3Q03

Net Interest Margin 2Q03	3.85%
Prepayments/Loan Sales	(6)
Deposit Mix/Spreads	(4)
FIN 46	(2)
TOTAL	(12) b.p.
Net Interest Margin 3Q03	3.73%

Average Loans

in billions


$66.2
$63.8
$63.5
$63.9
$63.5
$62.7
$62.8
$63.0
$63.1

	3Q01	4Q01	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03	% change * 3Q03 vs. 2Q03
Commercial	$38.1	$37.7	$37.1	$37.1	$36.5	$36.4	$36.5	$36.5	$36.4	(1)%
Consumer	23.3	22.0	22.9	24.0	24.6	24.3	24.7	25.2	25.7	6
Exit Portfolios										
Auto	3.5	3.0	2.5	2.0	1.7	1.4	1.1	0.9	0.8	(61)
Commercial	1.3	1.1	1.0	0.8	0.7	0.6	0.5	0.4	0.2	(166)

* Annualized

Average Core Deposit Growth

in billions


$37.0
$37.4
$37.3
$37.0
$37.2
$39.2
$40.4
$41.3
$42.2

	3Q01	4Q01	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03	% change * 3Q03 vs. 2Q03
Now/MMDA	$13.1	$13.0	$13.4	$13.2	$13.3	$15.1	$16.8	$17.7	18.4	14%
Savings	1.9	1.9	1.9	2.0	2.0	2.0	2.0	2.1	2.1	2
CD's	13.7	13.7	13.4	13.1	12.7	12.2	11.8	11.4	11.1	(13)
DDA	8.3	8.8	8.6	8.7	9.2	9.9	9.8	10.1	10.6	23
TOTAL	$37.0	$37.4	$37.3	$37.0	$37.2	$39.2	$40.4	$41.3	$42.2	8%

* Annualized

Noninterest Income 3Q03 vs. 2Q03

in millions

Noninterest Income 2Q03	$434
Net gain from securitizations/sales	25
Trust and Investment Services	8
All other – net	(4)
TOTAL	29
Noninterest Income 3Q03	$463

Noninterest Expense 3Q03 vs. 2Q03

in millions

Noninterest Expense 2Q03	$688
Personnel	9
All other – net	2
TOTAL	11
Noninterest Expense 3Q03	$699

Net Charge-Offs to Average Loans


1.50%
1.20%
0.90%
0.60%
0.30%
0.00%
0.84%
0.42%
0.63%
0.64%
0.66%
1.02%
1.04%
1.37%
1.32%
1.27%
1.16%
1.18%
1.04%
0.90%
0.77%
0.60%
1Q00 2Q00 3Q00 4Q00 1Q01 2Q01 3Q01 4Q01 1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03
KEY
Peer Median S&P Regional & Diversified Bank Indices

Net Charge-Offs to Average Loans

by Loan Type


Commercial
1.51%
1.43%
1.32%
1.08%
1.00%
0.73%
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03


Consumer
0.93%
0.77%
0.97%
0.97%
0.75%
0.84%
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03

Allowance to Total Loans


3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
1.53%
1.49%
1.51%
1.50%
1.49%
1.85%
1.82%
2.65%
2.51%
2.41%
2.37%
2.32%
2.27%
2.22%
2.24%
1.47%
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
KEY
Peer Median S&P Regional & Diversified Bank Indices

NPAs to Loans and OREO


2.00%
1.60%
1.20%
0.80%
0.40%
0.00%
0.78%
0.88%
0.93%
1.00%
1.10%
1.23%
1.41%
1.49%
1.58%
1.56%
1.61%
1.59%
1.54%
1.42%
1.37%
0.81%
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
KEY
Peer Median S&P Regional & Diversified Bank Indices

Nonperforming Loans - Flow Analysis

in millions

	3Q02	4Q02	1Q03	2Q03	3Q03
NPLs beginning of period	$957	$987	$943	$904	$837
Loans placed on nonaccrual status	281	339	237	168	240
Charge-offs	(185)	(186)	(161)	(141)	(123)
Loans sold	(25)	(36)	(23)	(42)	(73)
Payments	(41)	(149)	(58)	(26)	(73)
Transfers to OREO	--	--	(19)	(1)	(6)
Loans returned to accrual status	--	(13)	(15)	(25)	(7)
Acquisition	--	1	--	--	
NPLs end of period	**$987**	**$943**	**$904**	**$837**	**$795**

Allowance to NPL


300%
250%
200%
150%
100%
50%
0%
207%
180%
169%
154%
140%
154%
133%
184%
165%
161%
151%
154%
157%
168%
177%
202%
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
KEY
Peer Median S&P Regional & Diversified Bank Indices

Tangible Equity to Tangible Assets


8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
6.16%
6.12%
6.10%
6.12%
6.29%
6.25%
6.51%
6.29%
6.57%
6.69%
6.71%
6.73%
6.71%
6.90%
6.94%
6.55%
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
KEY
Peer Median S&P Regional & Diversified Bank Indices

Fourth Quarter 2003 Outlook

- Relatively stable net interest margin
- Stable to modest loan growth
- Improving climate for fee-based businesses
- Continued focus on expenses
- Asset Quality – stable to improving
- 4Q-03 EPS: $0.52 to $0.55

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

KEYCORP

(Registrant)

Date: October 16, 2003

/s/ Lee Irving

By: Lee Irving
Executive Vice President
and Chief Accounting Officer